# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CREATIVE REALITIES, INC., CIK 0001356093
CUSIP: 22530J309
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 13100 Magisterial Drive, Suite 100, Louisville, Kentucky (KY), 40223
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0002052913
Persons authorized to receive notices and communications: Thomas B. Ellis, North Run Capital, LP, 867 Boylston Street 5th Floor #1361, Boston, Massachusetts (MA), 02116, 617-310-6130

## Reporting persons
- North Run Strategic Opportunities Fund I, LP (CIK 0002052913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,333,334; sole dispositive power 0; shared dispositive power 8,333,334; aggregate amount beneficially owned 8,333,334 (19.9% of the class)
  Comment: *Consists of up to 8,333,334 Shares (as defined in Item 3) that are initially issuable upon conversion of Series A Preferred (as defined in Item 4) held by the reporting person. The Series A Preferred accrue dividends at a rate of 5.25% per year on the Stated Value (as defined in Item 4) and additional Shares will be issuable upon conversion of the Series A Preferred when such dividends are taken into account. The Series A Preferred are currently convertible, subject to ownership limitations that prevent converting the Series A Preferred into Shares if the reporting person, together with its affiliates, would be more than a 19.99% beneficial owner of Shares following such conversion, which may be increased to up to 49.99% upon 61 days' written notice (if the Issuer's shareholders approve an increase in the maximum Beneficial Ownership Limitation percentage to 49.99%) (the "Beneficial Ownership Limitation") or if the aggregate number of Shares issued upon conversion of shares of Series A Preferred issued pursuant to the Purchase Agreement would exceed 2,102,734, allocated pro rata among the holders of the Series A Preferred (the "Exchange Cap"). The percentage reported in Row 11 gives effect to the Beneficial Ownership Limitation but not to the Exchange Cap, which may be removed upon shareholder approval.
- North Run Strategic Opportunities Fund I GP, LLC (CIK 0002058804): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,000,001; sole dispositive power 0; shared dispositive power 10,000,001; aggregate amount beneficially owned 10,000,001 (19.9% of the class)
  Comment: *Consists of up to 10,000,001 Shares (as defined in Item 3) that are initially issuable upon conversion of Series A Preferred (as defined in Item 4), of which (i) 8,333,334 Shares may become issuable upon Series A Preferred held by North Run Strategic Opportunities Fund I, LP ("NR-SOF") and (ii) 1,666,667 Shares may become issuable upon Series A Preferred held by NR-SOF I (Co-Invest I), LP ("NR Co-Invest"). The reporting person serves as general partner of NR-SOF and of NR Co-Invest. The Series A Preferred accrue dividends at a rate of 5.25% per year on the Stated Value (as defined in Item 4) and additional Shares will be issuable upon conversion of the Series A Preferred when such dividends are taken into account. The Series A Preferred are currently convertible, subject to the Beneficial Ownership Limitation and the Exchange Cap. The percentage reported in Row 11 gives effect to the Beneficial Ownership Limitation but not to the Exchange Cap, which may be removed upon shareholder approval.
- NR-SOF I (Co-Invest I), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,666,667; sole dispositive power 0; shared dispositive power 1,666,667; aggregate amount beneficially owned 1,666,667 (13.7% of the class)
  Comment: *Consists of up to 10,000,001 Shares (as defined in Item 3) that are initially issuable upon conversion of 1,666,667 shares of Series A Preferred (as defined in Item 4) held by the reporting person. The Series A Preferred accrue dividends at a rate of 5.25% per year on the Stated Value (as defined in Item 4) and additional Shares will be issuable upon conversion of the Series A Preferred when such dividends are taken into account. The Series A Preferred are currently convertible, subject to the Beneficial Ownership Limitation and the Exchange Cap. The percentage reported in Row 11 does not give effect to the Exchange Cap, which may be removed upon shareholder approval.
- ELLIS THOMAS B (CIK 0001283774): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,000,001; sole dispositive power 0; shared dispositive power 10,000,001; aggregate amount beneficially owned 10,000,001 (19.9% of the class)
  Comment: *Consists of up to 10,000,001 Shares (as defined in Item 3) that are initially issuable upon conversion of Series A Preferred (as defined in Item 4), of which (i) 8,333,334 Shares may become issuable upon Series A Preferred held by NR-SOF and (ii) 1,666,667 Shares may become issuable upon Series A Preferred held by NR Co-Invest. North Run Strategic Opportunities Fund I GP, LLC ("NR GP") serves as general partner of NR-SOF and of NR Co-Invest, and the reporting person services as a principle and member of NR GP. The Series A Preferred accrue dividends at a rate of 5.25% per year on the Stated Value (as defined in Item 4) and additional Shares will be issuable upon conversion of the Series A Preferred when such dividends are taken into account. The Series A Preferred are currently convertible, subject to the Beneficial Ownership Limitation and the Exchange Cap. The percentage reported in Row 11 gives effect to the Beneficial Ownership Limitation but not to the Exchange Cap, which may be removed upon shareholder approval.
- HAMMER TODD B (CIK 0001283775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,000,001; sole dispositive power 0; shared dispositive power 10,000,001; aggregate amount beneficially owned 10,000,001 (19.9% of the class)
  Comment: * Consists of up to 10,000,001 Shares (as defined in Item 3) that are initially issuable upon conversion of Series A Preferred (as defined in Item 4), of which (i) 8,333,334 Shares may become issuable upon Series A Preferred held by NR-SOF and (ii) 1,666,667 Shares may become issuable upon Series A Preferred held by NR Co-Invest. North Run Strategic Opportunities Fund I GP, LLC ("NR GP") serves as general partner of NR-SOF and of NR Co-Invest, and the reporting person services as a principle and member of NR GP. The Series A Preferred accrue dividends at a rate of 5.25% per year on the Stated Value (as defined in Item 4) and additional Shares will be issuable upon conversion of the Series A Preferred when such dividends are taken into account. The Series A Preferred are currently convertible, subject to the Beneficial Ownership Limitation and the Exchange Cap. The percentage reported in Row 11 gives effect to the Beneficial Ownership Limitation but not to the Exchange Cap, which may be removed upon shareholder approval.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CREATIVE REALITIES, INC.
Address of issuer's principal executive offices: 13100 Magisterial Drive, Suite 100, Louisville, Kentucky (KY), 40223

## Item 2. Identity and Background
Name of person filing:
(a) This statement is filed by:

(i) North Run Strategic Opportunities Fund I, LP, a Delaware limited partnership ("NR-SOF"), with respect to the Shares directly and beneficially owned by it;

(ii) NR-SOF I (Co-Invest I), LP, a Delaware limited partnership ("NR Co-Invest"), with respect to the Shares directly and beneficially owned by it;

(iii) North Run Strategic Opportunities Fund I GP, LLC, a Delaware limited liability company ("NR GP"), as the general partner of NR-SOF and NR Co-Invest;

(iv) Todd B. Hammer, as a member of NR GP; and

(vi) Thomas B. Ellis, as a member of NR GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 867 Boylston Street, 5th Floor #1361, Boston, MA 02116.
Present principal occupation or employment: The principal business of NR-SOF and NR Co-Invest is investing in securities. The principal business of NR GP is serving as the general partner of NR-SOF and NR Co-Invest. Messrs. Hammer and Ellis are the principals and members of NR GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NR-SOF, NR Co-Invest and NR GP are each organized under the laws of the State of Delaware. Messrs. Hammer and Ellis are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by NR-SOF and NR Co-Invest were purchased with working capital. Pursuant to the Purchase Agreement (as defined below), NR-SOF purchased 25,000 shares of Series A Preferred for $25.0 million and NR Co-Invest purchased 5,000 shares of Series A Preferred for $5.0 million. Shares of the Series A Preferred are convertible into shares of common stock, $0.01 par value per share (the "Shares"), on the terms set forth the Certificate of Designations (as defined in Item 4).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons will monitor and evaluate their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors of the Issuer and other shareholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons, the Reporting Persons may take such actions with respect to this investment as they deem appropriate including, without limitation, (1) acquiring Shares or other securities of the Issuer, (2) making proposals to the Issuer regarding changes in the capitalization, ownership structure, operations or board representation, or (3) disposing of some or all of the securities held by the Reporting Persons. Any such additional purchases or sales of such securities may be in open market or privately negotiated transactions or otherwise.

On October 15, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with NR-SOF and NR Co-Invest, pursuant to which the Issuer agreed to issue and sell to NR-SOF and NR Co-Invest, in a private placement (the "PIPE Transaction"), an aggregate of 30,000 shares of the Issuer's newly designated Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred"), subject to the terms and conditions set forth in the Purchase Agreement. On November 6, 2025, the Issuer issued and sold an aggregate of 30,000 shares of Series A Preferred at a per-share purchase price of $1,000 (the "Stated Value") to NR-SOF and NR Co-Invest for aggregate gross proceeds of $30.0 million (the "Closing").

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred are set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate of Designations"). Shares of Series A Preferred accrue dividends at a rate of 5.25% per year on the Stated Value (as defined in Item 4) and additional Shares will be issuable upon conversion of the Series A Preferred when such dividends are taken into account. Shares of Series A Preferred are convertible into Shares at a rate calculated by dividing (i) the Stated Value plus an amount per share equal to dividends accrued and unpaid through the date of determination, by an initial conversion price of $3.00, subject to customary adjustments (the "Conversion Price"), and subject to the Exchange Cap and the Beneficial Ownership limitation, each as defined above. The Issuer intends to hold a meeting of its shareholders to approve the issuance of Shares upon conversion of the Series A Preferred in excess of the Exchange Cap and to permit the increase of the maximum Beneficial Ownership Limitation percentage to 49.99% ("Shareholder Approval"). The shares of Series A Preferred are subject to automatic redemption for cash upon a fundamental transaction by the Issuer, which includes a merger, sale of all or substantially all the assets of the Issuer, recapitalization, or the sale by the Issuer of shares resulting in more than 50% ownership by a person or group. In such event, the redemption price would be equal to the greater of the Stated Value of the Series A Preferred plus dividends accrued thereon or the consideration per Share in the event of an all-cash fundamental transaction (or in a fundamental transaction where that is not all-cash, the volume-weighted average price of the Issuer's Shares on the day immediately preceding the closing of the fundamental transaction).

The Series A Preferred is subject to the Beneficial Ownership Limitation and, unless and until shareholder approval is obtained, the Exchange Cap.

Except as otherwise set forth in the Certificate of Designations, the Series A Preferred will vote together with the Shares on an as-converted basis based on the number of Shares into which such shares of Series A Preferred are then convertible, subject to the Beneficial Ownership Limitation and the Exchange Cap.

The Purchase Agreement provides that the Board of Directors of the Issuer (the "Board") will recommend the nomination of and recommend the shareholders of the Company vote in favor of re-electing two designees of NR-SOF (currently Thomas B. Ellis and Michael Bosco) (together, the "Board Designees") to the Board, and the Board appointed the Board Designees as directors effective immediately following the Closing. Additionally, Company will not take any action to increase the size of the Board to more than seven (7) members.

In connection with the PIPE Transaction, on November 5, 2025, the Issuer, NR-SOF and NR Co-Invest entered into a registration rights agreement (the "Registration Rights Agreement"), whereby the Issuer is required to file a shelf registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the Shares issuable upon conversion of the Series A Preferred.

On October 15, 2025, the Issuer entered into a Share Purchase Agreement (the "Share Purchase Agreement") by and among the Issuer, 1001372953 Ontario Inc., an Ontario corporation and a wholly-owned subsidiary of the Issuer ("Buyer") and Cineplex Entertainment Limited Partnership, a Manitoba limited partnership ("Cineplex"), pursuant to which the Buyer agreed, immediately following the Closing of the PIPE Transaction, to acquire from Cineplex all of the issued and outstanding shares of DDC Group International, Inc. ("CDM"). Cineplex received aggregate consideration consisting of CAD$70,000,000. The Issuer funded the acquisition of CDM with a portion of the proceeds from the PIPE Transaction.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designations, and the Registration Rights Agreement, which are included as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, hereto and are incorporated by reference herein.

Effective upon the Closing, Messrs. Ellis and Bosco were designated by NR-SOF to serve as directors of the Issuer as described above, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than in the Board Designees' capacity as a director of the Issuer following such appointment, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 10,518,932 Shares outstanding as of November 5, 2025, plus the Shares underlying the Series A Preferred that may be converted by the Reporting Persons, subject to the Beneficial Ownership Limitation.

Pursuant to the terms of the Series A Preferred, the Reporting Persons cannot convert any of the Series A Preferred if the Reporting Persons would beneficially own, after any such conversion, more than the Beneficial Ownership Limitation. The percentages set forth herein for each of the Reporting Persons gives effect to the Beneficial Ownership Limitation. The conversion of the Series A Preferred is also subject to the Exchange Cap.

As of the date hereof, NR-SOF may be deemed to directly beneficially own 2,627,269 Shares, constituting approximately 19.99% of the Shares that would be outstanding following conversion of the Series A Preferred into Shares, giving effect to the Beneficial Ownership Limitation but not giving effect to the Exchange Cap. The reported beneficial ownership excludes all other Shares that are issuable upon conversion of the shares of Series A Preferred but are not presently issuable due to the Beneficial Ownership Limitation.

As of the date hereof, NR Co-Invest may be deemed to directly beneficially own 1,666,667 Shares, which number does not give effect to the Exchange Cap.

As of the date hereof, NR GP, as the general partner of NR-SOF and NR Co-Invest, may be deemed to beneficially own 2,627,269 Shares, constituting approximately 19.99% of the Shares that would be outstanding following conversion of the Series A Preferred into Shares, giving effect to the Beneficial Ownership Limitation but not giving effect to the Exchange Cap. The reported beneficial ownership excludes all other Shares that are issuable upon conversion of the shares of Series A Preferred but are not presently issuable due to the Beneficial Ownership Limitation.

Each of Mr. Hammer and Mr. Ellis, as the members of NR GP, may be deemed to beneficially own 2,627,269 Shares, constituting approximately 19.99% of the Shares that would be outstanding following conversion of the Series A Preferred into Shares, giving effect to the Beneficial Ownership Limitation but not giving effect to the Exchange Cap. The reported beneficial ownership excludes all other Shares that are issuable upon conversion of the shares of Series A Preferred but are not presently issuable due to the Beneficial Ownership Limitation.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of NR GP and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-SOF and NR Co-Invest.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, at the Closing on November 15, 2025, NR-SOF purchased 25,000 shares of Series A Preferred for $25.0 million and NR Co-Invest purchased 5,000 shares of Series A Preferred for $5.0 million.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure with respect to the PIPE Transaction set forth in Item 4 above, including the descriptions of the Purchase Agreement, the Certificate of Designations, and the Registration Rights Agreement, is incorporated herein by reference.

On November 12, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The Purchase Agreement includes a standstill provision pursuant to which NR-SOF has agreed that neither it nor any of its affiliates or associates will, for a period of two years after the PIPE Transaction, initiate any corporate action relating to (i) the nomination of any individual to serve as a director of the Issuer (other than the pursuant to the director designation right described above), or (ii) any business combination, merger, tender offer, sale or acquisition of material assets, recapitalization, reorganization or any other extraordinary transaction involving the Issuer or its subsidiaries, subject to certain exceptions.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer, dated October 16, 2025) https://www.sec.gov/Archives/edgar/data/1356093/000143774925031111/ex_871031.htm

99.2 - Form of Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer, dated October 16, 2025) https://www.sec.gov/Archives/edgar/data/1356093/000143774925031111/ex_871031.htm

99.3 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer, dated October 16, 2025) https://www.sec.gov/Archives/edgar/data/1356093/000143774925031111/ex_871031.htm

99.4 - Joint Filing Agreement, dated November 14, 2025

## Signatures
- North Run Strategic Opportunities Fund I, LP: /s/ Thomas B. Ellis, Thomas B. Ellis, Member of its general partner (11/14/2025)
- North Run Strategic Opportunities Fund I GP, LLC: /s/ Thomas B. Ellis, Thomas B. Ellis, Member (11/14/2025)
- NR-SOF I (Co-Invest I), LP: /s/ Thomas B. Ellis, Thomas B. Ellis, Member of its general partner (11/14/2025)
- ELLIS THOMAS B: /s/ Thomas B. Ellis, Thomas B. Ellis (11/14/2025)
- HAMMER TODD B: /s/ Todd B. Hammer, Todd B. Hammer (11/14/2025)